EXHIBIT 99.1

Snam and Golar LNG sign agreement for an FSRU to supply Sardinia with energy

San Donato Milanese (Milan), Bermuda – May, 18, 2022 – Snam and Golar LNG Limited (“Golar”) signed a contract through which Golar will deliver the existing LNG Carrier “Golar Arctic” as a floating storage and regasification unit (FSRU) that Snam will install in the port area of Portovesme, in Sardinia, as part of a project to supply the island with energy.

The contract, for a total consideration of 269 million euros, includes the vessel and the capex for Golar to convert the Golar Arctic into an FSRU with storage capacity for up to 140,000 cubic meters. Further to the full conversion of the vessel, the FSRU will be sold to the Snam Group.

Start of activities for the conversion of the ship into an FSRU and related fulfillments are subject to Snam’s issuance of a Notice-to-Proceed (NTP) and further to that the conversion is expected to take about two years for the Golar Arctic to be delivered.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended).  All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements.

You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Enquiries:

Golar LNG Limited
stuart.buchanan@golar.com
+44 207 063 7900

Snam:
ufficio.stampa@snam.it
+39 0237037273

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act